UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*

MultiPlan Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

62548M100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62548M100	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Michael Stuart Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,287
	6	SHARED VOTING POWER 38,241,177
	7	SOLE DISPOSITIVE POWER 41,287
	8	SHARED DISPOSITIVE POWER 38,241,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,282,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 62548M100	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

MultiPlan Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

115 Fifth Avenue
New York, NY 10003

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Michael Stuart Klein (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows: 640 Fifth Avenue, 12th Floor New York, NY 10019

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

62548M100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

CUSIP No. 62548M100	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership:

As of December 31, 2023, Michael Klein beneficially owned, in the aggregate, 38,282,464 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of MultiPlan Corp. (the “Issuer”), which constitutes approximately 5.7% of the Issuer’s outstanding Class A Common Stock and includes (i) 41,287 shares of Class A Common Stock owned directly by Mr. Klein, which settled upon vesting of restricted stock units awarded to Mr. Klein for service on the Issuer’s board of directors, (ii) 12,404,080 shares of Class A Common Stock owned directly by Churchill Sponsor III LLC (“Sponsor”), (iii) 15,300,000 shares of Class A Common Stock issuable upon exercise of an equal number of warrants owned directly by Sponsor, (iv) 150,000 shares of Class A Common Stock owned directly by M. Klein Associates, Inc. (“M. Klein”), and (v) 7,669,619 shares of Class A Common Stock and 2,717,478 shares of Class A Common Stock issuable upon the exercise of an equal number of warrants directly owned by an entity of which M. Klein is the managing member. This Amendment No. 3 to Schedule 13G does not include 106,382 restricted stock units awarded to Mr. Klein for his service on the Issuer’s board of directors that will vest on April 26, 2024. Mr. Klein is the controlling stockholder of M. Klein Associates, Inc., the managing member of Sponsor. As a result of this relationship, Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by Sponsor.

This Schedule 13G does not include 2,622,711 shares of Class A Common Stock owned by M. Klein & Company LLC, an entity in which Mr. Klein has a minority interest.

Percentage ownership is based on 649,486,255 shares of Class A Common Stock outstanding, which includes (i) 649,486,255 shares of Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023 (File No. 001-39228), and (ii) 18,017,478 shares issuable upon the exercise of warrants in the aggregate indirectly beneficially owned by Mr. Klein.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 62548M100	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 62548M100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Michael Klein

	By:	/s/ Michael Klein
		Name:	Michael Klein